FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Divisional
Restatements

Introduction

In February 2009, the Group announced its Strategic Plan refocusing on those businesses with clear competitive advantages and attractive customer franchises, primarily in stable low-to-medium risk sectors. The Non- Core division has been established and is reported separately from the divisions which form the core Group. In addition Group Manufacturing and the majority of Central Items are now allocated to customer facing divisions. Group Manufacturing costs are entirely allocated and separate reporting of its results has been discontinued. For Central i tems, volatile corporate items that do not naturally reside within a division have not been allocated. These changes do not affect the Group's results.

The Group's results have been restated for the amendment to IFRS 2 'Share-Based Payment'. This has resulted in an increase in staff costs amounting to £35 million for the first half of 2008 and £169 million for the full year 2008. The first half of 2008 has also been restated to reflect the finalisation of the ABN AMRO acquisition accounting.

For analyst enquiries:

Richard O’Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Neil Moorhouse	Head of Group Media Centre	+44 (0) 131 523 4414
+44 (0) 7786 6 90029

Description of business

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the RBS and NatWest networks of branches and ATMs in the United Kingdom, and also through telephone and internet channels.

UK Corporate is a provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance through the Lombard brand.

Wealth provides private banking and investment services in the UK through Coutts & Co and Adam & Company, offshore banking through RBS International, NatWest Offshore and Isle of Man Bank, and international private banking through RBS Coutts.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along seven principal business lines: money markets; rates flow trading; currencies; commodities (including RBS Sempra Commodities LLP, the commodities-marketing joint venture between RBS and Sempra Energy); equities; credit markets and portfolio management & origination.

Global Transaction Services ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, and trade finance, United Kingdom and international merchant acquiring and commercial card products and services. It includes the Group’s corporate money transmission activities in the United Kingdom and the United States.

Ulster Bank is the leading retail and commercial bank in Northern Ireland and the third largest banking group on the island of Ireland. It provides a comprehensive range of financial services through both its Retail Markets division which has a network of branches and operates in the personal and bancassurance sectors, while its Corporate Markets division provides services to SME business customers, corporates and institutional markets.

US Retail & Commercial provides financial services primarily through the Citizens and Charter One brands. US Retail is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states. It ranks among the top five banks in New England and the Mid Atlantic regions.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

Group Manufacturing comprises the Group’s worldwide manufacturing operations. It supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and is the Group’s centre of excellence for managing large-scale and complex change.

Central items comprises group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non- Core division manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios that were formerly managed primarily within the GBM division, linked to proprietary trading, higher risk profile asset portfolios including excess risk concentrations and other illiquid portfolios. It also includes a number of other regional markets businesses that the Group has concluded are no longer strategic.

Divisional performance

	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Operating profit/(loss) by division
UK Retail	24	753	514
UK Corporate	277	1,644	939
Wealth	97	361	185
Global Banking & Markets	3,653	(1,315)	1,115
Global Transaction Services	231	1,055	493
Ulster Bank	4	218	172
US Retail & Commercial	(41)	528	291
RBS Insurance	76	584	300
Centr al items	4 8 9	1,024	706

C ore	4 , 810	4,852	4,715
Non -C ore	( 4 , 631)	(11,790)	(4,863)

Group operating profit/(loss)	1 79	(6,938)	(148)

Impairment losses by division
UK Retail	354	1,019	440
UK Corporate	101	321	96
Wealth	6	16	5
Global Banking & Markets	269	541	17
Global Transaction Services	9	48	4
Ulster Bank	67	106	18
US Retail & Commercial	223	437	126
RBS Insurance	5	42	-
Centr al items	(3)	(18)	(36)

Core	1,031	2,512	670
Non-C ore	1,827	4,920	809

Total impairment losses	2,858	7,432	1,479

	£bn	£ bn	£ bn

Risk-weighted assets by division
UK Retail	49.6	45.7	44.7
UK Corporate	81.6	81.5	84.9
Wealth	10.8	11.0	10.4
Global Banking & Markets	153.1	166.5	137.7
Global Transaction Services	17.9	17.1	16.9
Ulster Bank	26.2	24.5	21.5
US Retail & Commercial	64.3	63.9	44.8
Other	7.8	7.0	8.2

C ore	411.3	417.2	369.1
Non -C ore	164.4	160.6	122.6

Total risk-weighted assets	575.7	577.8	491.7

UK Retail

Income statement	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Net interest income	807	3,229	1,530

Net fees and commissions - banking	337	1,524	814
Other non-interest income (net of insurance claims)	53	227	139

Non-interest income	390	1,751	953

Total income	1,197	4,980	2,483

Direct expenses
- staff	(214)	(924)	(445)
- other	(118)	(436)	(219)
Indirect expenses	(487)	(1,848)	(865)

	(819)	(3,208)	(1,529)

Operating profit before impairment losses	378	1,772	954
Impairment losses	(354)	(1,019)	(440)

Operating profit	24	753	514

Analysis of income by product:
Personal advances	302	1,234	633
Mortgages	208	497	219
Personal deposits	392	2,013	998
Bancassurance	52	217	132
Cards	204	831	418
Other	39	188	83

Total income	1,197	4,980	2,483

Analysis of impairment by sector:
Mortgages	22	31	13
Personal	195	568	255
Cards	137	420	172

Total impairment	354	1,019	440

Loan impairment charge as % of gross customer loans and advances by sector :
Mortgages	0.12%	0.04%	0.04%
Personal	5.27%	3.76%	3.29%
Cards	9.13%	6.67%	5.06%

Total	1.50%	1.09%	0.96%

UK Retail (continued)

	Quarter 1 2009	Full year 2008	First half 2008
	£bn	£bn	£bn

Performance ratios
Return on equity (1)	1.6%	13.7%	19.3%
Net interest margin	3.50%	3.62%	3.52%
Cost:income ratio	68.7%	62.1%	60.0%

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	73.5	72.4	69.7
- personal	14.8	15.1	15.5
- cards	6.0	6.3	6.8
Customer deposits (excluding bancassurance)	80.3	78.9	76.6
Loan:deposit ratio (excluding repos)	117.4%	118.9%	120.1%
AUMs – excluding deposits	4.6	5.7	6.6
Non-performing loans	4.1	3.8	3.3

Risk-weighted assets	49.6	45.7	44.7

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

UK Corporate

Income statement	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Net interest income	473	2,344	1,194

Net fees and commissions	182	791	377
Other non-interest income	91	388	218

Non-interest income	273	1,179	595

Total income	746	3,523	1,789

Direct expenses
- staff	(172)	(752)	(368)
- other	(66)	(288)	(137)
Indirect expenses	(130)	(518)	(249)

	(368)	(1,558)	(754)

Operating profit before impairment losses	378	1,965	1,035
Impairment losses	(101)	(321)	(96)

Operating profit	277	1,644	939

Analysis of income by business:
Corporate and commercial lending	327	1,460	792
Asset and invoice finance	110	486	245
Corporate deposits	286	1,246	573
Other	23	331	179

Total income	746	3,523	1,789

Analysis of impairment by sector:
Manufacturing	4	25	10
Housebuilding and construction	6	18	5
Property	11	71	7
Asset and invoice finance	20	102	38
Other	60	105	36

Total impairment	101	321	96

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector:
Manufacturing	0 . 31%	0.47%	0.44%
Housebuilding and construction	0 . 42%	0.31%	0.19%
Property	0 . 14%	0.22%	0.05%
Asset and invoice finance	0 . 94%	1.20%	0.92%
Other	0 . 45%	0.19%	0.13%

Total	0 . 38%	0.30%	0.18%

UK Corporate (continued)

	Quarter 1 2009	Full year 2008	First half 2008
	£bn	£bn	£bn

Performance ratios
Return on equity (1)	11.6%	17.5%	19.6%
Net interest margin	1.99%	2.54%	2.64%
Cost:income ratio	49.3%	44.2%	42.2%

Capital and balance sheet
Total assets	108.7	109.8	108.2
Loans and advances to customers – gross
- Manufacturing	5.1	5 .3	4.5
- Housebuilding and construction	5.7	5.8	5.4
- Property	32.4	32 .1	29.2
- Asset and invoice finance	8.6	8.5	8.3
- Other	53.6	54.1	5 7.0

Customer deposits	81.2	79.9	83.9
Loan:deposit ratio (excluding repos)	129.7%	132.4%	124.5%
Non-performing loans	2.0	1.3	0.9

Risk-weighted assets	81.6	81.5	84.9

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Wealth

Income statement	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Net interest income	160	588	271

Net fees and commissions	91	409	212
Other non-interest income	21	77	39

Non-interest income	112	486	251

Total income	272	1,074	522

Direct expenses
- staff	(90)	(379)	(187)
- other	(33)	(156)	(72)
Indirect expenses	(46)	(162)	(73)

	(169)	(697)	(332)

Operating profit before impairment losses	103	377	190
Impairment losses	(6)	(16)	(5)

Operating profit	97	361	185

Analysis of income:
Private Banking	222	835	395
Investments	50	239	127

Total income	272	1,074	522

	£bn	£bn	£bn

Performance ratios
Net interest margin	4.45%	4.52%	4.42%
Cost:income ratio	62.1%	64.9%	63.6%

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	5.7	5.4	5.2
- personal	4.6	5.0	4.3
- other	2.3	2.2	1.8
Customer deposits	35.3	34.5	36.1
Loan:deposit ratio (excluding repos)	35.6%	36.6%	31.3%
AUMs – excluding deposits	31.3	34.7	34.7
Non-performing loans	0.1	0.1	0.1

Risk-weighted assets	10.8	11.0	10.4

Global Banking & Markets

Income statement	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Net interest income from banking activities	848	2,473	868

Net fees and commissions receivable	304	1,259	643
Income from trading activities	4,376	116	2,234
Other operating income (net of related funding costs)	(93)	(170)	(69)

Non-interest income	4,587	1,205	2,808

Total income	5,435	3,678	3,676

Direct expenses
- staff	(1,014)	(2,433)	(1,603)
- other	(306)	(1,356)	(640)
Indirect expenses	(193)	(663)	(301)

	(1,513)	(4,452)	(2,544)

Operating profit/(loss) before impairment losses	3,922	(774)	1,132
Impairment losses	(269)	(541)	(17)

Operating profit/(loss)	3,653	(1,315)	1,115

Analysis of income by product:
Rates - money markets	789	1,150	500
Rates - flow	1,375	1,445	1,403
Currencies	585	1,524	699
Commodities	228	798	349
Equities	371	368	561
Credit markets	798	(3,496)	(1,028)
P ortfolio management and origination	642	1,532	608
Fair value of own debt	647	357	584

Total income	5,435	3,678	3,676

Analysis of impairment by sector:
Manufacturing and infrastructure	16	39	-
Property and construction	46	12	12
Banks and financial institutions	4	185	(9)
Other	203	305	14

Total impairment	269	541	17

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements	0.63%	0.27%	0.02%

Global Banking & Markets (continued)

	Quarter 1 2009	Full year 2008	First half 2008
	£bn	£bn	£bn

Performance ratios
Return on equity (1)	65.6%	(5.6%)	11. 4%
Net interest margin	1.91%	1.26%	0.9 3%
Cost:income ratio	27.8%	121.0%	69.2%

Capital and balance sheet
Loans and advances (including banks)	217.9	236.4	175.2
Reverse repos	80.6	88.8	179.9
Securities	124.3	127.5	147.6
Cash and eligible bills	28.6	20.2	48.6
Other assets	43.1	42.9	47.6

Total third party assets (excluding derivatives mark to market)	494.5	515.8	598.9
Net derivative assets (after netting)	98.0	113.0	57.0
Customer deposits (excluding repos)	83.1	90.2	82.8
Loan:deposit ratio (excluding repos)	205.0%	200.6%	174.0%
Non-performing loans	0.8	0.7	0.4

Risk-weighted assets	153.1	166.5	137.7

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Global Transaction Services

Income statement	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Net interest income	220	939	445
Non-interest income	385	1,491	710

Total income	605	2,430	1,155

Direct expenses
- staff	(95)	(363)	(179)
- other	(35)	(100)	(66)
Indirect expenses	(235)	(864)	(413)

	(365)	(1,327)	(658)

Operating profit before impairment losses	240	1,103	497
Impairment losses	(9)	(48)	(4)

Operating profit	231	1,055	493

Analysis of income by product:
Domestic cash management	202	793	381
International cash management	169	723	344
Trade finance	75	240	110
Merchant acquiring	129	555	263
Commercial cards	30	119	57

Total income	605	2,430	1,155

	£bn	£bn	£bn

Performance ratios
Net interest margin	8.29%	8.27%	8.27%
Cost:income ratio	60.3%	54.6%	57.0%

Capital and balance sheet
Total third party assets	20.9	22.5	21.0
Loans and advances	14.4	15.2	15.7
Customer deposits	58.2	62.0	59.7
Loan:deposit ratio (excluding repos)	25.9%	25.7%	27.6%
Non-performing loans	0.1	0.1	-

Risk-weighted assets	17.9	17.1	16.9

Ulster Bank

Income statement	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Net interest income	202	773	392

Net fees and commissions	46	228	104
Other non-interest income	11	38	39

Non-interest income	57	266	143

Total income	259	1,039	535

Direct expenses
- staff	(89)	(330)	(159)
- other	(22)	(93)	(46)
Indirect expenses	(77)	(292)	(140)

	(188)	(715)	(345)

Operating profit before impairment losses	71	324	190
Impairment losses	(67)	(106)	(18)

Operating profit	4	218	172

Analysis of income by business:
Ulster corporate	161	618	319
Ulster retail	93	396	197
Other	5	25	19

Total income	259	1,039	535

Analysis of impairment by sector:
Mortgages	13	17	7
Corporate	41	44	-
Other	13	45	11

Total impairment	67	106	18

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector:
Mortgages	0.30%	0.09%	0.09%
Corporate	0.72%	0.18%	-
Other	2.60%	2.14%	0.92%

Total	0.64%	0.24%	0.10%

Average exchange rate – € /£	1.101	1.258	1.291

Ulster Bank (continued)

	Quarter 1 2009 £bn	Full year 2008 £bn	Half year 2008 £bn

Performance ratios
Return on equity (1)	0.7%	10.1%	18.2%
Net interest margin	1.87%	1.89%	1.92%
Cost:income ratio	72.6%	68.8%	64.5%

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	17.4	18.1	15.7
- corporate	22.8	23.8	18.8
- other	2.0	2.1	2.4
Customer deposits	19.5	24.3	22.9
Loan:deposit ratio (excluding repos)	216.4%	181.1%	161.1%
Non-performing loans
- mortgages	0.4	0.3	0.2
- corporate	1.0	0.8	0.2
- other	0.1	0.1	0.1

Risk-weighted assets	26.2	24.5	21.5

Spot exchange rate – € /£	1.080	1.047	1.264

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

US Retail and Commercial

Income statement	Quarter 1 2009	Full year 2008	First half 2008	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m	$m	$m	$m

Net interest income	494	1,726	774	711	3,200	1,529

Net fees and commissions	198	664	310	284	1,231	612
Other non-interest income	52	197	84	75	362	168

Non-interest income	250	861	394	359	1,593	780

Total income	744	2,587	1,168	1,070	4,793	2,309

Direct expenses
- staff	(218)	(645)	(311)	(313)	(1,194)	(614)
- other	(143)	(354)	(142)	(206)	(654)	(281)
Indirect expenses	(201)	(623)	(298)	(288)	(1,157)	(588)

	(562)	(1,622)	(751)	(807)	(3,005)	(1,483)

Operating profit before impairment losses	182	965	417	263	1,788	826
Impairment losses	(223)	(437)	(126)	(320)	(811)	(249)

Operating (loss)/profit	(41)	528	291	(57)	977	577

Average exchange rate - US$/£	1.436	1.853	1.975

Analysis of income by product:
Mortgages and home equity	142	375	175	204	695	346
Personal lending and cards	107	333	157	154	617	310
Retail deposits	231	1,000	465	332	1,853	919
Commercial lending	141	405	179	202	751	354
Commercial deposits	104	377	169	150	698	334
Other	19	97	23	28	179	46

Total income	744	2,587	1,168	1,070	4,793	2,309

Analysis of impairment by sector:
Residential mortgages	23	41	12	33	76	24
Home equity	29	67	25	42	125	50
Corporate & commercial	108	181	40	154	335	78
Other	63	148	49	91	275	97

Total impairment	223	437	126	320	811	249

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector:
Residential mortgages	1.00%	0.43%	0.30%	1.00%	0.55%	0.30%
Home equity	0.62%	0.36%	0.37%	0.62%	0.46%	0.37%
Corporate & commercial	1.79%	0.76%	0.48%	1.78%	0.97%	0.47%
Other	2.57%	1.51%	1.36%	2.58%	1.92%	1.35%

Total	1.44%	0.71%	0.56%	1.44%	0.90%	0.55%

US Retail and Commercial (continued)

	Quarter 1 2009	Full year 2008	First half 2008	Quarter 1 2009	Full year 2008	First half 2008
	£bn	£bn	£ bn	$ bn	$ bn	$ bn

Performance ratios
Return on equity (1)	(2.4%)	7.7%	12.1%	(2.3%)	9.7%	12.0%
Net interest margin	2.33%	2.68%	2.6 1%	2.33%	2.68%	2.6 1%
Cost:income ratio	75.4%	62.7%	64. 2%	75.4%	62.7%	64.2%

Capital and balance sheet
Total assets	94.9	87.5	68.9	136.0	127.8	137.0
Loans and advances to customers – gross
- residential mortgages	9.2	9.5	8.0	13.2	13.9	15.9
- home equity	18.8	18.7	13.5	26.9	27.2	26.8
- corporate and commercial	24.2	23.7	16.6	34.7	34.7	33.0
- other consumer	9.8	9.8	7.2	14.1	14.3	14.4
Customer deposits	67.9	64.4	52.5	97.4	94.0	104.5
Loan:deposit ratio (excluding repos)	91.5%	96.6%	87. 4%	91.5%	96.6%	87. 4%
Non-performing loans
- retail	0.3	0.2	0.1	0.4	0.3	0.2
- commercial	0.1	0.2	-	0.2	0.2	0.1

Risk-weighted assets	64.3	63.9	44.8	92.1	93.2	89.2

Spot exchange rate - US$/£	1.433	1.460	1.989

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

RBS Insurance

Income statement	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Earned premiums	1,106	4,512	2,263
Reinsurers' share	(45)	(206)	(107)

Insurance net premium income	1,061	4,306	2,156
Net fees and commissions	(92)	(396)	(201)
Other income	108	520	267

Total income	1,077	4,430	2,222

Direct expenses
- staff	(70)	(286)	(145)
- other	(67)	(225)	(127)
Indirect expenses	(66)	(261)	(124)

	(203)	(772)	(396)

Gross claims	(798)	(3,136)	(1,571)
Reinsurers' share	5	104	45

Net claims	(793)	(3,032)	(1,526)

Operating profit before impairment losses	81	626	300
Impairment losses	(5)	(42)	-

Operating profit	76	584	300

Analysis of income by product:
Motor own-brand	477	1,942	959
Household and Life own-brand	204	806	400
Motor partnerships and broker	145	686	353
Household and Life, partnerships and broker	83	354	181
Other (International, commercial and central)	168	642	329

Total income	1,077	4,430	2,222

In-force policies (thousands)
- M otor own-brand	4,601	4,492	4,424
- Own-brand non-motor (home, rescue, pet, HR24)	5,643	5,560	5,449
- Partnerships & broker (motor, home, rescue, pet, HR24)	5,750	5,898	6,417
- Other (International, commercial and central)	1,211	1,206	1,123

General insurance reserves – total (£m)	6,630	6,672	6,658

Key business metrics
Return on equity (1)	9.5%	18.3%	18.8%
Cost:income ratio	18.9%	17.4%	17.8%
Adjusted cost:income ratio (2)	71.5%	55.2%	56.9%
Gross written premiums (£m)	1,123	4,384	2,224

Notes:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on regulatory capital).
(2)	Adjusted cost:income ratio is based on total income and operating expenses after netting insurance claims against total income.

Central items

	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Operating profit	489	1,024	706

Non-Core

Income statement	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Net interest income from banking activities	373	2 , 177	920

Net fees and commissions receivable	178	923	495
Income from trading activities	(2,886)	( 8 , 529)	(5,286)
Other operating income (net of related funding costs)	22	605	845
Insurance net premium income	244	986	485

Non-interest income	(2,442)	( 6 , 015)	(3,461)

Total income	(2,069)	( 3 , 838)	(2,541)

Direct expenses
- staff	(187)	(658)	(410)
- other	(229)	(1,135)	(509)
Indirect expenses	(142)	(539)	(256)

	(558)	( 2 , 332)	(1,175)

Net claims	(177)	(700)	(338)

Operating loss before impairment losses	(2,804)	( 6 , 870)	(4,054)
Impairment losses	(1,827)	(4,920)	(809)

Operating loss	(4,631)	(1 1 , 790)	(4,863)

Performance ratios
Cost:income ratio	(27.0%)	(60.8%)	(46.2%)
Net interest margin	0.59%	0.90%	0.83%

Capital and balance sheet
Total third party assets (including derivatives)	297.1	324.7	276.3
Loans and advances to customers - gross	183.1	190.2	164.9
Customer deposits	22.0	26.5	25.1
Loan:deposit ratio (excluding repos)	840.6%	720.2%	654.7%

Risk-weighted assets	164.4	160.6	122.6

Income by donating division:
UK Retail	(1)	288	147
UK Corporate	121	609	324
Wealth	109	454	243
Global Banking & Markets	(2,725)	(6,694)	(3,957)
Global Transaction Services	47	132	60
Ulster Bank	52	317	191
US Retail & Commercial	95	342	162
RBS Insurance	229	1,105	543
Central items	4	(391)	(254)

Total income	(2,069)	(3,838)	(2,541)

Non-Core (continued)

	Quarter 1 2009	Full year 2008	First half 2008
	£m	£ m	£ m

Impairment losses by donating division:
UK Retail	15	105	47
UK Corporate	205	508	106
Wealth	86	167	61
Global Banking & Markets	1,108	3,105	277
Global Transaction Services	5	11	6
Ulster Bank	155	420	78
US Retail & Commercial	253	604	234

Total impairment	1,827	4,920	809

Loan impairment charge as a % of gross loans and advances to customers by donating division:
UK Retail	1.95%	3.23%	1.67%
UK Corporate	3.39%	2.03%	0.92%
Wealth	11.79%	5.28%	5.13%
Global Banking & Markets	1.89%	1.90%	0.53%
Global Transaction Services	0.97%	0.78%	0.86%
Ulster Bank	3.54%	2.38%	1.07%
US Retail & Commercial	6.68%	3.88%	3.96%

Total impairment	2.82%	2.20%	1.00%

	£bn	£ bn	£ bn

Loans and advances to customers by donating division (1) :
UK Retail	3.1	3.3	5.6
UK Corporate	24.2	25.0	23.1
Wealth	3.0	3.2	2.4
Global Banking & Markets	117.8	123.7	105.7
Global Transaction Services	2.1	1.4	1.4
Ulster Bank	17.5	17.7	14.6
US Retail & Commercial	15.1	15.6	11.8
RBS Insurance	0.2	0.2	0.2
Other	0.1	0.1	0.1

	183.1	190.2	164.9

Note:
(1) Including disposal groups.

Risk-weighted assets by donating division:
UK Retail	1.9	2.0	5.0
UK Corporate	20.3	17.8	19.4
Wealth	3.3	3.7	3.4
Global Banking & Markets	115.0	112.6	72.5
Global Transaction Services	3.0	2.8	2.2
Ulster Bank	6.8	6.8	8.9
US Retail & Commercial	13.7	14.1	10.6
Other	0.4	0.8	0.6

	164.4	160.6	122.6

Allocation methodology for indirect costs

Manufacturing directly attributable costs have been allocated to the operating divisions, based on their service usage. Where services span more than one division an appropriate measure is used to allocate the costs on a basis which management considers reasonable. Manufacturing costs are fully allocated and there are no residual unallocated costs.

Group C entre directly attributable costs have been allocated to the operating divisions, based on their service usage. Where services span more than one division, the costs are allocated on a basis management considers reasonable. The residual unallocated costs remaining in the Group Centre, relate to volatile corporate items that do not naturally reside within a division.

Treasury costs are allocated to operating divisions as follows; term funding costs are allocated or rewarded based on long term funding gap or surplus; liquidity buffer funding costs are allocated based on share of overall liquidity buffer derived from divisional stresses; and capital cost or benefit is allocated based on share of divisional risk-adjusted RWAs.

	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Manufacturing costs:
Property	467	1,705	815
Operations	378	1,471	716
Technology services and support functions	456	1,795	87 4

	1,301	4,971	2,405
Allocated to divisions:
UK Retail	(400)	(1,636)	(791)
UK Corporate	(110)	(449)	(218)
Wealth	(30)	(123)	(59)
Global Banking & Markets	(125)	(472)	(228)
Global Transaction Services	(216)	(811)	(392)
Ulster Bank	(66)	(255)	(124)
US Retail & Commercial	(181)	(560)	(271)
RBS Insurance	(56)	(227)	(110)
Non-Core	(117)	(438)	(212)

	-	-	-

Group C entre costs	276	799	314

A llocated to divisions :
UK Retail	(87)	(212)	(74)
UK Corporate	(20)	(69)	(31)
Wealth	(16)	(39)	(14)
Global Banking & Markets	(68)	(191)	(73)
Global Transaction Services	(19)	(53)	(21)
Ulster Bank	(11)	(37)	(16)
US Retail & Commercial	(20)	(63)	(27)
RBS Insurance	(10)	(34)	(14)
Non-Core	(25)	(101)	(44)

	-	-	-

Allocation methodology for indirect costs (continued)

	Quarter 1 2009	Full year 2008	First half 2008
	£m	£m	£m

Treasury funding	420	1,372	707

Allocated to divisions:
UK Retail	(49)	(182)	(105)
UK Corporate	(86)	(183)	(96)
Wealth	9	(86)	(50)
Global Banking & Markets	135	(198)	(56)
Global Transaction Services	21	93	37
Ulster Bank	(8)	(76)	(39)
US Retail & Commercial	(23)	(91)	(58)
RBS Insurance	(11)	(25)	(17)
Non-Core	(408)	(624)	(323)

	-	-	-

Consolidated pro forma income statement reconciliation

for the three months ended 3 1 March 200 9

		Adjustments
	Published pro forma	Credit market write-downs and one-off items	RBS share of shared assets	Strategic disposals	Restated pro forma
	£m	£m	£m	£m	£m

Net interest income	3,438	84	16	-	3,538

Non-interest income (excluding insurance net premium income)	4,908	(881)	(10)	(241)	3,776
Insurance net premium income	1,356	-	-	-	1,356

Non-interest income excluding credit market write-downs and one-off items	6,264	(881)	(10)	(241)	5,132

Total income before credit market write-downs and one-off items	9,702	(797)	6	(241)	8,670
Credit market write-downs and one-off items	(797)	797	-	-	-

Total income	8,905	-	6	(241)	8,670
Operating expenses	(4,657)	-	(10)	-	(4,667)

Profit /(loss) before other operating charges	4,248	-	(4)	(241)	4,003
Insurance net claims	(966)	-	-	-	(966)

Operating profit/(loss) before impairment losses	3,282	-	(4)	(241)	3,037
Impairment losses	(2,858)	-	-	-	(2,858)

Group operating profit/ (loss)	424	-	(4)	(241)	179
Amortisation of purchased intangible assets	(85)	-	-	-	(85)
Integration and restructuring costs	(379)	-	-	-	(379)
Strategic disposals	-	-	-	241	241
Share of shared assets	(4)	-	4	-	-

Loss before tax	(44)	-	-	-	(44)
Tax	(228)	-	-	-	(228)

Loss from continuing operations	(272)	-	-	-	(272)
Loss from discontinued operations, net of tax	-	-	(45)	-	(45)

Loss for the period	(272)	-	(45)	-	(317)
Minority interests	(471)	-	-	-	(471)
O ther owners	(114)	-	-	-	(114)

Loss attributable to ordinary shareholders	(857)	-	(45)	-	(902)

Consolidated pro forma income statement reconciliation

for the year ended 31 December 2008

		Adjustments
	Published pro forma	Amendment to IFRS 2 ' Share- Based Payment '	Credit market write-downs and one-off items	RBS share of shared assets	Strategic disposals	Restated pro forma
	£m	£m	£m	£m	£m	£m

Net interest income	15,939	-	-	(175)	-	15,764

Non-interest income (excluding insurance net premium income)	5,227	-	(5,641)	(18)	(442)	(874)
Insurance net premium income	5,709	-	-	-	-	5,709

Non-interest income excluding credit market write-downs and one-off items	10,936	-	(5,641)	(18)	(442)	4,835

Total income before credit market write-downs and one-off items	26,875	-	(5,641)	(193)	(442)	20,599
Credit market write-downs and one-off items	(5,641)	-	5,641	-	-	-

Total income	21,234	-	-	(193)	(442)	20,599
Operating expenses	(15,916)	(169)	-	(103)	-	(16,188)

Profit /(loss) before other operating charges	5,318	(169)	-	(296)	(442)	4,411
Insurance net claims	(3,917)	-	-	-	-	(3,917)

Operating profit/(loss) before impairment losses	1,401	(169)	-	(296)	(442)	494
Impairment losses	(7,428)	-	-	(4)	-	(7,432)

Group operating loss	(6,027)	(169)	-	(300)	(442)	(6,938)
Amortisation of purchased intangible assets	(443)	-	-	-	-	(443)
Integration and restructuring costs	(1,357)	-	-	-	-	(1,357)
Write-down of goodwill and other intangible assets	(16,911)	-	-	-	-	(1 6,911 )
Strategic disposals	-	-	-	-	442	442
Share of shared assets	(300)	-	-	300	-	-

Loss before tax	(25,038)	(169)	-	-	-	(25,207)
Tax	1,995	-	-	-	-	1,995

Loss from continuing operations	(23,043)	(169)	-	-	-	(23,212)
Loss from discontinued operations, net of tax	-	-	-	(86)	-	(86)

Loss for the period	(23,043)	(169)	-	(86)	-	(23,298)
Minority interests	(412)	-	-	-	-	(412)
O ther owners	(596)	-	-	-	-	(596)

Loss attributable to ordinary shareholders	(24,051)	(169)	-	(86)	-	(24,306)

Excluding goodwill and other intangibles impairment	(7,855)	(169)	-	(86)	-	(8,110)
Goodwill and other intangibles impairment	(16,196)	-	-	-	-	(16,196)
Gross	(16,911)	-	-	-	-	(16,911)
Less: Tax	715	-	-	-	-	715

Loss attributable to ordinary shareholders	(24,051)	(169)	-	(86)	-	(24,306)

Consolidated pro forma income statement reconciliation

for the half year ended 30 June 2008

		Adjustments
	Published pro forma	Amendment to IFRS 2 ' Share- Based Payment '	Finalisation of ABN AMRO acquisition accounting	Credit market write-downs and one-off items	RBS share of shared assets	Restated pro forma
	£m	£m	£m	£m	£m	£m

Net interest income	7,564	-	80	-	(143)	7,501

Non-interest income (excluding insurance net premium income)	6,410	-	-	(5,113)	(8)	1,289
Insurance net premium income	2,861	-	-	-	-	2,861

Non-interest income excluding credit market write-downs and one-off items	9,271	-	-	(5,113)	(8)	4,150

Total income before credit market write-downs and one-off items	16,835	-	80	(5,113)	(151)	11,651
Credit market write-downs and one-off items	(5,113)	-	-	5,113	-	-

Total income	11,722	-	80	-	(151)	11,651
Operating expenses	(8,285)	(35)	-	-	(73)	(8,393)

Profit before other operating charges	3,437	(35)	80	-	(224)	3,258
Insurance net claims	(1,927)	-	-	-	-	(1,927)

Operating profit/(loss) before impairment losses	1,510	(35)	80	-	(224)	1,331
Impairment losses	(1,479)	-	-	-	-	(1,479)

Group operating profit/(loss)	31	(35)	80	-	(224)	(148)
Amortisation of purchased intangible assets	(182)	-	(80)	-	-	(262)
Integration and restructuring costs	(316)	-	-	-	-	(316)
Share of shared assets	(224)	-	-	-	224	-

Loss before tax	(691)	(35)	-	-	-	(726)
Tax	303	-	-	-	-	303

Loss from continuing operations	(388)	(35)	-	-	-	(423)
Loss from discontinued operations, net of tax	-	-	-	-	(41)	(41)

Loss for the period	(388)	(35)	-	-	(41)	(464)
Minority interests	(148)	-	-	-	-	(148)
O ther owners	(215)	-	-	-	-	(215)

Loss attributable to ordinary shareholders	(751)	(35)	-	-	(41)	(827)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 August 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat